Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011		2012		2013		2014		2015
Pre-tax income from continuing operations	$48,379		$2,218		$(311,366)		$32,990		$(664,856)
Fixed charges	52,255		96,698		89,112		70,107		65,776
Amortization of capitalized interest	984		790		1,020		199		52
Interest capitalized	(1,432)		(531)		—		—		—
Total adjusted earnings available for payment of fixed charges	$100,186		$99,175		$(221,234)		$103,296		$(599,028)

Fixed charges
Interest expense	$53,503		$90,132		$83,765		$65,359		$60,682
Interest capitalized	1,432		531		—		—		—
Amortization of debt-related expenses	5,113		5,374		4,743		4,264		4,623
Rental expense representative of interest factor	503		661		605		484		471
Total fixed charges	$60,551		$96,698		$89,113		$70,107		$65,776

Ratio of earnings to fixed charges (1)(2)	1.7	x	1.0	x	(2.5)	x	1.5	x	(9.1)	x

(1)
Due to our net loss for the year ended December 31, 2015, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $664.8 million for the year ended December 31, 2015.

(2)
Due to our net loss for the year ended December 31, 2013, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $311.1 million for the year ended December 31, 2013.